UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ENHANCE BIOTECH, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

293309 10 0 (CUSIP Number)

December 20, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	293309 10 1

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Scarlet Knights Holdings LLC (1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 4,278,036 6. Shared Voting Power 0 7. Sole Dispositive Power 4,278,036 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,278,036
10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row 9 8.1%
12.	Type of Reporting Person (See Instructions) HC

CUSIP No.	293309 10 1

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Edson Moore Healthcare Ventures, Inc. (1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0 6. Shared Voting Power 4,278,036 7. Sole Dispositive Power 0 8. Shared Dispositive Power 4,278,036

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,278,036
10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row 9 8.1%
12.	Type of Reporting Person (See Instructions) HC (Control Person), OO

CUSIP No.	293309 10 1

13.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John A. Moore (1)
14.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
15.	SEC Use Only
16.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	17. Sole Voting Power 0 18. Shared Voting Power 4,278,036 19. Sole Dispositive Power 0 20. Shared Dispositive Power 4,278,036

21.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,278,036
22.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)	☐
23.	Percent of Class Represented by Amount in Row 9 8.1%
24.	Type of Reporting Person (See Instructions) HC (Control Person), OO

CUSIP No.	293309 10 1

25.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hilary Edson (1)
26.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
27.	SEC Use Only
28.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	29. Sole Voting Power 0 30. Shared Voting Power 4,278,036 31. Sole Dispositive Power 0 32. Shared Dispositive Power 4,278,036

33.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,278,036
34.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)	☐
35.	Percent of Class Represented by Amount in Row 9 8.1%
36.	Type of Reporting Person (See Instructions) HC (Control Person), OO

Item 1.	(a)	Name of Issuer:

Enhance Biotech, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

712 Fifth Avenue, 19th Floor, New York, NY 10019

Item 2.	(a)	Name of Person Filing:

Scarlet Knights Holdings LLC Edson Moore Healthcare Ventures, Inc. John A. Moore Hilary Edson

	(b)	Address of Principal Business Office or, if none, Residence:

215 Morris Avenue, Spring Lake, New Jersey 07762

	(c)	Citizenship:

Scarlet Knights Holdings LLC—New Jersey Edson Moore Healthcare Ventures, Inc.—Delaware John A. Moore—United States Hilary Edson—United States

	(d)	Title of Class of Securities:

Common Stock, par value $0.01

	(e)	CUSIP Number:

293309 10 0

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

4,278,036 shares of Common Stock.

(b) Percent of class:

8.1%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

4,278,036. (2)

(ii) Shared power to vote or to direct the vote

4,278,036. (2)

(iii) Sole power to dispose or to direct the disposition of

4,278,036. (2)

(iv) Shared power to dispose or to direct the disposition of

4,278,036. (2)

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

(a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

Not applicable.

(b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1)	This Schedule 13G is being filed jointly by Scarlet Knights Holdings LLC (“Scarlet Knights”), Edson Moore Healthcare Ventures, Inc. (“EMHV”), John A. Moore, individually, and Hilary Edson, individually. As of December 20, 2004, Mr. Moore and Ms. Edson were each 50% owners of EMHV and EMHV was the controlling member of Scarlet Knights. All of the undersigned own no shares of the Issuer for their individual accounts, but are deemed to have beneficial ownership of the shares reported on the Schedule 13G by virtue of their affiliation with Scarlet Knights.

The aggregate number and percentage of the Issuer’s securities to which this Schedule 13G relates is 4,278,036, representing 8.1% of the Issuer’s outstanding shares. The beneficial ownership reported by Scarlet Knights, EMHV, John A. Moore and Hilary Edson relates to the same shares of the Issuer in which each such reporting person has a separate beneficial interest.

(2)	Scarlet Knights has the sole power to vote and dispose of the shares reported as beneficially owned in this Schedule 13G. EMHV, due to its majority interest in Scarlet Knights, holds the shared power to vote and dispose of the shares reported as beneficially owned in this Schedule 13G. John A. Moore, individually, and Hilary Edson, individually, each a 50% owner of EMHV, share the power to vote and dispose of the shares reported as beneficially owned in this Schedule 13G.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 20, 2005	April 20, 2005
Date	Date

Scarlet Knights Holdings LLC	Edson Moore Healthcare Ventures, Inc.

/s/ John A. Moore Signature	/s/ John A. Moore Signature

John A. Moore Name/Title John A. Moore, Member	John A. Moore Name/Title John A. Moore, Chief Executive Officer

April 20, 2005 Date	April 20, 2005 Date

John A. Moore, Individually	Hilary Edson, Individually

/s/ John A. Moore Signature	/s/ Hilary Edson Signature

Agreement Relative to the Filing of Schedule 13G

THIS AGREEMENT, made as of the 20th day of April, 2005, by and between Scarlet Knights Holding LLC, a New Jersey Limited Liability Company (the “Company”), Edson Moore Healthcare Ventures, Inc. (“EMHV”), John A. Moore, Individually (“Moore”), and Hilary Edson, Individually (“Edson”):

WITNESSETH:

WHEREAS, the Company, EMHV, Moore and Edson are persons required pursuant to 17 C.F.R.240.13d-1, to file a statement containing the information required by Schedule 13G with respect to the following issuer:

Enhance Biotech, Inc.

Cusip No. 293309 10 0

WHEREAS, the Company, EMHV, Moore and Edson are each individually eligible to use Schedule 13G; and

WHEREAS, the Company, EMHV, Moore and Edson are each responsible for the timely filing of said Schedule 13G and any amendments thereto, and for the completion and accuracy of the information concerning each, but not on the behalf of any other, unless any knows or has reason to know that the information concerning any other is inaccurate; and

WHEREAS, the Schedule 13G attached hereto identifies all the persons and contains the required information with regard to the Company, EMHV, Moore and Edson so that it may be filed with the appropriate person, agencies and exchanges on behalf of each of them.

NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, the parties hereto agree that the Schedule 13G attached hereto shall be executed by the Company, EMHV, Moore and Edson in both their capacities as individuals and controlling members of the Company, and filed with the appropriate persons, agencies and exchanges on behalf of the Company, EMHV, Moore and Edson.

IN WITNESS WHEREOF, the undersigned have executed the Agreement relative to the filing of the Schedule 13G as of the day, month and year first above written.

April 20, 2005 Date	April 20, 2005 Date

Scarlet Knights Holdings LLC	Edson Moore Healthcare Ventures, Inc.

/s/ John A. Moore Signature	/s/ John A. Moore Signature

John A. Moore Name/Title John A. Moore, Member	John A. Moore Name/Title John A. Moore, Chief Executive Officer

April 20, 2005 Date	April 20, 2005 Date

John A. Moore, Individually	Hilary Edson, Individually

/s/ John A. Moore Signature	/s/ Hilary Edson Signature